April 1, 2020
Mr. Robert Shapiro
Senior Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:     Ark Restaurants Corp.
Form 10-K for the Fiscal Year Ended September 28, 2019
Filed December 17, 2019
Form 8-K
Furnished February 10, 2020
File No. 001-09453

Dear Mr. Shapiro:
We are responding to your letter dated March 24, 2020, in which you provided comments on the Ark Restaurants Corp.’s (the “Company”, “we” or “our”) Annual Report on Form 10-K for the Fiscal Year Ended September 28, 2019 filed on December 17, 2019 and Form 8-K furnished on February 10, 2020. We appreciate your comments. For ease of reference, your comments are repeated in italics below, immediately followed by the Company’s response.

Form 10-K for the fiscal year ended September 28, 2019

Consolidated Statements of Income, page F-3

1.
We note your presentation of the sub-total "Restaurant Operating Income" on the face of your statements of income and that this sub-total excludes certain operating expenses for restaurant-related charges for impairments and asset write-offs. Please tell us your basis for presenting this sub-total, which appears to be a non-GAAP financial measure, on the face of the income statement, and for excluding restaurant-related charges from it. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K.

Response: In future filings, including our upcoming Form 10-Q for the quarter ended March 29, 2020, we will remove the sub-total “Restaurant Operating Income” on the face of our statement of income for all periods presented.

Mr. Robert Shapiro
United States Securities and Exchange Commission
April 1, 2020

Form 8-K furnished February 10, 2020 Exhibit 99.1
Ark Restaurants Announces Results for the First Quarter of 2020, page 1

2.
Please give prominence, here and in your periodic reports on Forms 10-K and 10-Q, to your GAAP measures of performance rather than your non-GAAP measures. Refer to Item 10(e)(1)(i)(A) of Regulation S-K. Please also reconcile non-GAAP measures of performance to the most directly comparable GAAP measure, net income. Refer to Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, Question 103.02.

Response: In future filings, including our upcoming Form 10-Q for the quarter ended March 29, 2020 and upcoming Form 8-K announcing results for such quarter, we will give prominence to our GAAP measures of performance rather than our non-GAAP measures, and we will provide a reconciliation of any non-GAAP measures of performance to the most directly comparable GAAP measure, net income.
* * * * * * * * * * * * *
In connection with responding to your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust that this letter is fully responsive to your comments. Please do not hesitate to contact the undersigned at 212-206-8804 if you have any further questions.
Respectfully,

ARK RESTAURANTS CORP.

By:	/s/ Anthony J. Sirica
Anthony J. Sirica
Chief Financial Officer
(Principal Financial and Accounting Officer)